Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street Vancouver British Columbia V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

October 26, 2010	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR ANNOUNCES COMPLETION AND PRODUCTION OF THE THIRD HEAVY OIL WELL, THE (“C-14”) IN LANDROSE, SASKATCHEWAN

CALGARY, ALBERTA - Alberta Star Development Corp. (TSXV:ASX) (“Alberta Star” or the “Company”) announces that it has completed and placed on production its previously announced third well located at C14-6-50-25 W3M (“C-14”) (NR October 15, 2010). The initial production rate from the C-14 well is approximately 90 bbls/d. The C-14 well is offsetting the Company’s producing C11-6-50-W3M (“C-11”) and the C12-6-50-25 W3M (“C-12”) wells and are both producing at 80 bbls/d (gross) of heavy oil. Alberta Star holds a 10% convertible gross overriding royalty interest in both the C-11 and C-14 wells, and a 25% interest in the C-12 well. Combined production flow from the C-11, C-12 and C-14 wells is approximately 250 bbls/d (gross) of heavy oil. (28.5 bbls/d net before payout and 62.5 bbls/d after payout to Alberta Star). All production from the C-11, C-12 and C-14 wells is from the McLaren formation.

Alberta Star originally held a 50% working interest in the C-11 and C-14 wells which form part of the heavy oil assets acquired by Alberta Star on August 6, 2010 from Western Plains Petroleum Ltd. (“Western Plains”). Arctic Hunter Uranium Inc. (“Arctic Hunter”) under a Participation Agreement (NR October 15, 2010) agreed to pay 100% of Alberta Star’s share of the cost to drill, complete and equip or abandon the C-11 and C-14 wells to earn a 100% (50% net) interest before payout, reserving to Alberta Star a convertible overriding royalty of 10% until payout. After payout, Alberta Star has the option to convert the gross overriding royalty to a 50% working interest (25% net) in the C-11 and C-14 well spacing units or remain in a gross overriding royalty position. Western Plains is the operator of the C-11, C-12 and C-14 wells.

The C-11 and the C-14 wells form part of the Company’s previously announced in-fill drilling program located on section 6-50-25 W3M in Landrose, Saskatchewan. Drilling completion and equipping costs are expected to average $400,000 per well. The locations of the C-11 and C-14 wells are adjacent to the Company’s successful C12-06-50-25 W3M well which was drilled and completed in July 2010, and which is currently producing approximately 80 bbls/d gross of heavy oil (20bbls/d net after payout to the Company). All three producing heavy oil wells are situated in Landrose, Saskatchewan.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has recently made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is an Alberta based, junior heavy oil producer that has a growing production base, and is maximizing future production through its exploration drilling activities, production acquisitions and strategic asset acquisition both domestically and in the international arena. The recent, strategic property acquisitions combined with a growing production portfolio has further strengthened the Company’s relationship, with an experienced working interest partner and heavy oil industry leader. This strategic partnership will allow for rapid future expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and production asset acquisition. The Company’s strong balance sheet is expected to fuel the Company’s coming production growth plans in the oil and gas sector.

The Company maintains a strong balance sheet and has a seasoned, qualified management team in field exploration, exploration drilling ready for the development the Company’s oil and gas and natural resource properties. The Company is committed to creating long term shareholder value through the acquisition, exploration and development of its petroleum and natural gas resources and through the discovery of base and precious metals resource projects. The Company continues to review and seek to acquire additional oil & gas exploration products, acquire additional oil and gas production and to further develop additional base and precious metal resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact Benjamin Curry of Progressive I.R. Consultants Corp. at (604) 689-2881, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131         Fax (604) 408-3884
www.alberta-star.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The calculation of barrels of oil equivalent (“boe”) are based on a conversion rate of six thousand cubic feet (“mcf”) of natural gas to one barrel of crude oil. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is base on energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to Alberta Star’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes Alberta Star’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof.

Alberta Star cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on Alberta Star’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.